SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Bulmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.650912	91
d)	Aggregated information - Aggregated volume - Price	91 GBP 8.650912
e)	Date of the transaction(s)	2025-05-19
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Regional CEO, Singapore, Thailand, Vietnam and Partnership Distribution (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.650912	43
d)	Aggregated information - Aggregated volume - Price	43 GBP 8.650912
e)	Date of the transaction(s)	2025-05-19
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.650912	84
d)	Aggregated information - Aggregated volume - Price	84 GBP 8.650912
e)	Date of the transaction(s)	2025-05-19
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Chia
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.650912	15
d)	Aggregated information - Aggregated volume - Price	15 GBP 8.650912
e)	Date of the transaction(s)	2025-05-19
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Solmaz Altin
2	Reason for the notification
a)	Position/status	Regional CEO, Growth Markets, Health and Agency (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.650912	25
d)	Aggregated information - Aggregated volume - Price	25 GBP 8.650912
e)	Date of the transaction(s)	2025-05-19
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bill Maldonado
2	Reason for the notification
a)	Position/status	Chief Executive Officer Eastspring Investments Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.650912	32
d)	Aggregated information - Aggregated volume - Price	32 GBP 8.650912
e)	Date of the transaction(s)	2025-05-19
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Rappold
2	Reason for the notification
a)	Position/status	Chief Strategy and Transformation Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.650912	5
d)	Aggregated information - Aggregated volume - Price	5 GBP 8.650912
e)	Date of the transaction	2025-05-19
f)	Place of the transaction	London Stock Exchange

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Hannah Perera, Director, Group Reward and Employee Relations and CHRO UK Group HR, +44 (0)20 3977 9529

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 May 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary